

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2011

Mr. Keith Berman, President
instaCare Corp.
2660 Townsgate Road, Suite 300
Westlake Village, California 91361

      Re: instaCare Corp.
                Amendment No. 3 to Form 10-K for Fiscal Year Ended December 31, 2009
                Filed August 12, 2011
                File No. 000-33187

Dear Mr. Berman:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ David Link for

                              John Reynolds
                              Assistant Director